UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
[redacted]za, Singapore 048624
) 5342334 **http:** //www.uob.com.sg
21539 TYEHUA

02028457

Our ref: ANN/2002/UOB-A05/lh

3 April, 2002

SUPPL

02 APR 17 AM 11:45

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W. File No. 82-2947
Washington, DC 20549
USA

DESPATCH OF OFFER DOCUMENT IN RELATION TO VOLUNTARY CONDITIONAL CASH OFFER BY TYE HUA INVESTMENTS PTE. LTD. FOR INDUSTRIAL & COMMERCIAL BANK LIMITED ("ICB")

Dear Sir

We enclose a copy of our Announcement of today's date released by Merrill Lynch (Singapore) Pte. Ltd. on our behalf concerning the despatch of the offer document to ICB shareholders.

Also enclosed is a copy of the offer document for your information.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Encl.

Merrill Lynch

MERRILL LYNCH (SINGAPORE) PTE. LTD.
(Incorporated in the Republic of Singapore)

for and on behalf of

TYE HUA INVESTMENTS PTE. LTD.
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)

VOLUNTARY CONDITIONAL CASH OFFER

FOR

INDUSTRIAL & COMMERCIAL BANK LIMITED
(Incorporated in the Republic of Singapore)

1. <u>Despatch of Offer Document</u>

Merrill Lynch (Singapore) Pte. Ltd. wishes to announce, for and on behalf of Tye Hua Investments Pte. Ltd. (the "Offeror"), that the offer document dated 2 April 2002 (the "Offer Document"), which contains details of the voluntary conditional cash offer (the "Offer") by the Offeror for all the issued and fully paid ordinary shares ("Shares") of S$1.00 each in the capital of Industrial & Commercial Bank Limited ("ICB") announced on 15 March 2002, together with the Form of Acceptance and Authorisation ("FAA") and/or Form of Acceptance and Transfer ("FAT") (as the case may be), has been despatched on 3 April 2002 to depositors ("Depositors") whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with Shares and to the holders of the Shares (the "Shareholders") whose names appear in the Register of Members of ICB.

Depositors and Shareholders who do not receive the Offer Document and the relevant acceptance forms within a week from the date hereof should contact CDP or Lim Associates (Pte) Ltd, as the case may be, without delay at the following respective addresses:

The Central Depository (Pte) Limited
20 Cecil Street #07-02/05
Singapore Exchange
Singapore 049705
Tel: 6535 7511

Lim Associates (Pte) Ltd
10 Collyer Quay #19-08
Ocean Building
Singapore 049315
Tel: 6536 5355

Copies of the FAA may be obtained by Depositors from CDP upon production of satisfactory evidence that their securities accounts with CDP are or will be credited with the Shares.

Copies of the FAT may be obtained by Shareholders from Lim Associates (Pte) Ltd upon production of satisfactory evidence of title to the Shares.

2. Closing Date

The Offer will remain open for acceptance until **3.30 p.m. on 3 May 2002, or such later date(s) as may be announced from time to time by or on behalf of the Offeror.**

Full details of the procedures for acceptance of the Offer are set out on pages 3 to 7 of the Offer Document, and in the FAA and the FAT.

3. Responsibility Statement

The Directors of the Offeror and United Overseas Bank Limited (including any who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this announcement are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

Issued by
Merrill Lynch (Singapore) Pte. Ltd.

For and on behalf of
Tye Hua Investments Pte. Ltd.

3 April 2002

Any inquiries relating to this announcement or the Offer should be directed to the following:-

Tracey Woon
Managing Director
Merrill Lynch (Singapore) Pte. Ltd.
Telephone: 6330 7888
Fax: 6330 7130

OFFER DOCUMENT DATED 2 APRIL 2002

THIS OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in any doubt about this Offer or the action you should take, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

Merrill Lynch (Singapore) Pte. Ltd. ("Merrill Lynch") is acting for and on behalf of Tye Hua Investments Pte. Ltd. (the "Offeror") and does not purport to advise the shareholders of Industrial & Commercial Bank Limited ("ICB"). In preparing its letter to shareholders of ICB on behalf of the Offeror, Merrill Lynch has not had regard to the general or specific investment objectives, tax position, financial situation or unique needs and constraints of any shareholder of ICB.

If you have sold or transferred all of your issued and fully paid ordinary shares of S$1.00 each in the capital of ICB (the "Shares"), you should immediately hand this Offer Document and the accompanying Form of Acceptance and Transfer ("FAT") to the purchaser or transferee or to the bank, stockbroker or agent through whom you effected the sale or transfer, for onward transmission to the purchaser or transferee. If you have sold or transferred all your Shares held through The Central Depository (Pte) Limited ("CDP"), you need not forward this Offer Document and the accompanying Form of Acceptance and Authorisation ("FAA") as arrangements will be made by CDP for a separate Offer Document and FAA to be issued to the purchaser or the transferee.

The views of the independent directors of ICB and the independent financial adviser of ICB on the Offer will be made available to you in due course. You may wish to consider their views before taking any decision on the Offer.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Offer Document.

VOLUNTARY CONDITIONAL CASH OFFER

by

Merrill Lynch

Merrill Lynch (Singapore) Pte. Ltd.

(Incorporated in Singapore)

for and on behalf of

Tye Hua Investments Pte. Ltd.

(Incorporated in Singapore)

a wholly-owned subsidiary of

UNITED OVERSEAS BANK LIMITED

(Incorporated in Singapore)

to acquire all the issued and fully paid ordinary shares of S$1.00 each in the capital of

Industrial & Commercial Bank Limited

(Incorporated in Singapore)

ACCEPTANCES SHOULD BE RECEIVED BY 3.30 P.M. ON 3 MAY 2002 OR SUCH LATER DATE(S) AS MAY BE ANNOUNCED FROM TIME TO TIME BY OR ON BEHALF OF THE OFFEROR (THE "CLOSING DATE").

The procedures for acceptance of the Offer are set out on pages 3 to 7 of this Offer Document.

CONTENTS

Page

DEFINITIONS

Except where the context otherwise requires, the following definitions apply throughout this Offer Document, the FAT and the FAA:-

"Act"	:	Companies Act, Chapter 50 of Singapore
"Announcement Date"	:	15 March 2002, being the date of the announcement of the Offer
"CDP"	:	The Central Depository (Pte) Limited
"Closing Date"	:	3 May 2002 or such later date(s) as may be announced from time to time by or on behalf of the Offeror, being the last day for the lodgement of acceptances for the Offer
"Code"	:	The Singapore Code on Take-overs and Mergers (as revised with effect from 1 January 2002)
"FAA"	:	Form of Acceptance and Authorisation
"FAT"	:	Form of Acceptance and Transfer
"ICB"	:	Industrial & Commercial Bank Limited
"Last Pre-Announcement Trading Day"	:	The last trading day of Shares on the SGX-ST prior to the Announcement Date
"Latest Practicable Date"	:	26 March 2002, being the latest practicable date prior to the printing of this Offer Document
"Listing Manual"	:	Listing Manual of the SGX-ST
"Market Day" or "Dealing Day"	:	A day on which the SGX-ST is open for trading of securities
"Merrill Lynch"	:	Merrill Lynch (Singapore) Pte. Ltd.
"NTA"	:	Net tangible assets
"Offer"	:	The voluntary conditional cash offer made by Merrill Lynch, for and on behalf of the Offeror, to acquire the Offer Shares on the terms and subject to the conditions set out in this Offer Document, the FAA and the FAT
"Offer Document"	:	This offer document dated 2 April 2002, issued by Merrill Lynch for and on behalf of the Offeror, in respect of the Offer
"Offer Price"	:	S$5.60 in cash for each Offer Share
"Offer Shares"	:	All the Shares not already owned by the Offeror, including all the Shares owned, controlled or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror in connection with the Offer

"Offeror"	:	Tye Hua Investments Pte. Ltd.
"Securities Account"	:	The securities account maintained by a Depositor with CDP
"SGX-ST"	:	Singapore Exchange Securities Trading Limited
"Shareholders"	:	The holders of the Offer Shares, including persons whose Offer Shares are deposited with CDP or who have purchased Offer Shares on the SGX-ST
"Shares"	:	Issued and fully paid ordinary shares of S$1.00 each in the capital of ICB
"SIC"	:	Securities Industry Council of Singapore
"Unsettled Trade Date"	:	25 March 2002
"UOB"	:	United Overseas Bank Limited
"UOB Group"	:	UOB and its subsidiaries
"S$" and "cents"	:	Singapore dollars and cents, respectively
"%" or "per cent."	:	*Per centum* or percentage

The terms "Depositor", "Depository Agent" and "Depository Register" shall have the meanings ascribed to them respectively in Section 130A of the Act.

The term "acting in concert" shall have the meaning ascribed to it in the Code.

Words importing the singular shall, where applicable, include the plural and *vice versa* and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and *vice versa*. References to persons shall, where applicable, include corporations.

Any reference in this Offer Document to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined in the Act or the Code or any statutory modification thereof and used in this Offer Document shall, where applicable, have the meaning assigned to it under the Act or the Code, or any modification thereof, as the case may be, unless the context otherwise requires.

Any reference to a time of the day and date in this Offer Document shall be a reference to Singapore time and date respectively, unless otherwise stated.

Merrill Lynch

Merrill Lynch (Singapore) Pte. Ltd.

Mailing Address:
1 Temasek Avenue
#28-01 Millenia Tower
Singapore 039192

Phone : 65 6330 7888
Facsimile : 65 6330 7130
Telex : RS 23900 MERRIL

2 April 2002

To: The Shareholders of ICB

Dear Sir/Madam

VOLUNTARY CONDITIONAL CASH OFFER BY MERRILL LYNCH, FOR AND ON BEHALF OF THE OFFEROR, FOR THE OFFER SHARES

1. INTRODUCTION

On 15 March 2002, Merrill Lynch announced, for and on behalf of the Offeror, that the Offeror intends to make a voluntary conditional cash offer for all the Offer Shares, in accordance with the Code. The Offeror is a wholly-owned subsidiary of UOB.

As at the Latest Practicable Date, the Offeror does not own or control, nor has it agreed to acquire any Shares, except pursuant to the irrevocable undertaking set out below. Based on the information received by the Offeror up to the Latest Practicable Date, parties acting or deemed to be acting in concert with the Offeror own, control or have agreed to acquire an aggregate of 148,216,747 Shares, representing approximately 88.07 per cent. of the issued share capital of ICB. The holdings of the Shares of parties acting or deemed to be acting in concert with the Offeror, and the details of their dealings in the Shares, are set out in Appendix III of this Offer Document.

Save as disclosed in this Offer Document, neither the Offeror nor any party acting or deemed to be acting in concert with it (a) owns, controls or has agreed to acquire any Shares or (b) has dealt in any Shares during the period commencing 6 months prior to the Announcement Date and ending on the Latest Practicable Date.

Irrevocable Undertaking

The Offeror has received an irrevocable undertaking from UOB to accept the Offer in respect of all the Shares held by UOB prior to and up to the close of the Offer. As at the Latest Practicable Date, UOB holds 147,173,247 Shares, representing approximately 87.45 per cent. of the issued share capital of ICB. The irrevocable undertaking from UOB will lapse if the Offer is withdrawn, lapses or fails to become or be declared unconditional for any reason.

Save as disclosed in this Offer Document, neither the Offeror nor any party acting or deemed to be acting in concert with it has received any undertaking from any party to accept or reject the Offer as at the Latest Practicable Date.

2. THE OFFER

For and on behalf of the Offeror, Merrill Lynch hereby offers to acquire all the Offer Shares, in accordance with the Code.

The Offer is extended to all the Shares owned, controlled, or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror in connection with the Offer. For the purpose of the Offer, the expression "Offer Shares" shall include all such Shares.

The Offer is made, subject to the terms and conditions set out in this Offer Document, the FAA and the FAT, on the following basis:-

(a) **Consideration for each Offer Share: S$5.60 in cash**

The Offer Shares will be acquired (i) fully paid, (ii) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature (each, an "Encumbrance") whatsoever and (iii) together with all rights, benefits and entitlements attached thereto as at the Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by ICB on or after the Announcement Date (and including any dividend which has been or may be declared, or may be paid or made by ICB in respect of the financial year ended 31 December 2001).

In arriving at the Offer Price, the Offeror has taken into consideration the final dividend of S$0.12 per Share (less 24.5 per cent. Singapore income tax) proposed by the directors of ICB in respect of the financial year ended 31 December 2001. Shareholders whose Shares are acquired pursuant to the Offer or whose Shares are compulsorily acquired under Section 215(1) of the Act will **not** be entitled to the final dividend of S$0.12 per Share.

(b) **Condition of the Offer**

The Offer is conditional upon the Offeror having received (and not, where permitted, been withdrawn) valid acceptances in respect of such number of Offer Shares which will result in the Offeror holding such number of Shares carrying not less than 90 per cent. of the voting rights attributable to the issued share capital of ICB (other than those Shares already held at the date of the Offer by, or by a nominee for, the Offeror or its subsidiaries).

The Offer will, therefore, not become or be capable of being declared unconditional until the Offeror has received acceptances in respect of such number of Offer Shares which will result in the Offeror holding such number of Shares carrying not less than 90 per cent. of the voting rights attributable to the issued share capital of ICB (other than those Shares already held at the date of the Offer by, or by a nominee for, the Offeror or its subsidiaries).

(c) **Warranty**

Acceptance of the Offer will be deemed to constitute an unconditional and irrevocable warranty by the accepting Shareholder that the Offer Shares tendered in acceptance of the Offer are sold by the accepting Shareholder, as or on behalf of the beneficial owner(s) thereof, (i) fully paid, (ii) free from any Encumbrances and (iii) together with all rights, benefits and entitlements attached thereto as of the Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by ICB on or after the Announcement Date (and including any dividend which has been or may be declared, or may be paid or made by ICB in respect of the financial year ended 31 December 2001).

(d) **Duration of the Offer**

(i) Except insofar as the Offer may be withdrawn with the consent of the SIC and every person released from any obligation incurred thereunder, the Offer will remain open for acceptance by Shareholders for at least 28 days after the date on which this Offer Document is posted or such longer period(s) as may be announced from time to time by or on behalf of the Offeror.

Accordingly, the Offer will close at 3.30 p.m. on 3 May 2002, or such later date(s) as may be announced from time to time by or on behalf of the Offeror.

(ii) Pursuant to Rule 22.6 of the Code, after the Offer has become or is declared unconditional as to acceptances, in order to give those Shareholders who have not accepted the Offer the opportunity to do so, the Offer will remain open for acceptance for a period of not less than 14 days after the date on which the Offer would otherwise have closed. This requirement does not apply if, before the Offer becomes or is declared unconditional as to acceptances, the Offeror has given notice in writing to the Shareholders at least 14 days before the specified closing date that the Offer would not be open for acceptance beyond such date provided that such notice may not be given, or if already given, will not be capable of being enforced in a competitive situation.

If a declaration that the Offer is unconditional is confirmed in accordance with paragraph 2(h) below, such period of not less than 14 days during which the Offer will remain open for acceptance will run from the date of such confirmation or the date on which the Offer would otherwise have expired, whichever is later.

(iii) Pursuant to Rule 22.9 of the Code, the Offer (whether revised or not) will not be capable of becoming or being declared to be unconditional as to acceptances after 3.30 p.m. on the 60th day after the date this Offer Document is initially posted, or of being kept open after such period unless it has previously become or been declared unconditional as to acceptances. The Offer may be extended beyond that period of 60 days with the permission of the SIC. The SIC will normally grant such permission if a competing offer has been announced.

(iv) Pursuant to Rule 20.1 of the Code, the Offer, if revised, will be kept open for at least 14 days from the date of posting of the written notification of the revision to the Shareholders. If the Offer is revised, all Shareholders who have accepted the original offer will receive the revised consideration.

(v) Pursuant to Rule 22.4 of the Code, any announcement of an extension of the Offer will state the next closing date or if the Offer is unconditional as to acceptances, a statement may be made that the Offer will remain open until further notice. In the latter case, those Shareholders who have not accepted the Offer will be notified in writing at least 14 days before the Offer is closed.

(e) **Procedures for Acceptance of the Offer**

(i) **Procedures for acceptance of the Offer by Depositors whose Securities Accounts are and/or will be credited with Offer Shares**

Depositors whose Securities Accounts are credited with Offer Shares

Depositors with Offer Shares standing to the credit of the "Free Balance" of their Securities Accounts are entitled to receive this Offer Document together with a FAA.

For any such Depositor wishing to accept the Offer, they should each complete and sign the accompanying FAA in accordance with the provisions of this Offer Document and the provisions and instructions printed on the FAA (which provisions and instructions shall be deemed to form part of the terms of the Offer) and forward the completed and signed FAA in the enclosed pre-addressed envelope, either by hand to **Tye Hua Investments Pte. Ltd., c/o The Central Depository (Pte) Limited, 20 Cecil Street #07-02/05, Singapore Exchange, Singapore 049705**, or by post at their own risk, to **Tye Hua Investments Pte. Ltd., c/o The Central Depository (Pte) Limited, Robinson Road Post Office, P.O. Box 1984, Singapore 903934, so as in either case to arrive NOT LATER THAN 3.30 p.m. on the Closing Date.**

A Depositor who has sold or transferred all his Offer Shares need not forward this Offer Document and/or the FAA to the purchaser or transferee (the "Purchaser") as arrangements will be made by CDP for a separate Offer Document and FAA to be issued to the Purchaser. Purchasers should note that CDP will, on behalf of the Offeror, send copies of the Offer Document and the FAA by ordinary post at the Purchasers' own risk to their respective addresses as they appear in the records of CDP.

CDP will, upon receipt, on behalf of the Offeror, of the FAA and all other relevant documents (if any), transfer the Offer Shares in respect of which a Depositor has accepted the Offer from the Securities Account of that Depositor to a "suspense account" pending the Offer becoming or being declared unconditional and the receipt by the Depositor of the consideration for the Offer Shares.

A Depositor must insert in **Part A** of the FAA, the number of Offer Shares in respect of his acceptance of the Offer, which would not in aggregate exceed the number of Offer Shares standing to the credit of the "Free Balance" of the Depositor's Securities Account as at 5.00 p.m. on the date of receipt by CDP, on behalf of the Offeror, of the FAA (the "Date of Receipt") in respect of which the Offer is accepted.

Except as expressly provided below, if the number of Offer Shares in respect of acceptances for the Offer, as inserted by a Depositor in **Part A** of the FAA, exceeds the number of Offer Shares standing to the credit of the "Free Balance" of the Depositor's Securities Account as at 5.00 p.m. on the Date of Receipt by CDP, on behalf of the Offeror, of the FAA (provided that the Date of Receipt is on or before the Closing Date), or if no such number of Offer Shares is inserted by the Depositor in **Part A** of the FAA, then the Depositor shall be **deemed to have accepted the Offer in respect of all the Offer Shares standing to the credit of the "Free Balance" of the Depositor's Securities Account as at 5.00 p.m. on the Date of Receipt.**

Depositors whose Securities Accounts will be credited with Offer Shares

If Depositors purchase Offer Shares on the SGX-ST and such Offer Shares are in the process of being credited to the "Free Balance" of the Depositors' Securities Accounts, the Depositors must, if they wish to accept the Offer, submit the relevant original "bought" contract statements, validly issued by a member company of the SGX-ST in the Depositors' name in respect of the Depositors' purchase of such Offer Shares, accompanied by the relevant FAAs, duly completed and signed.

Such Depositors must insert in **Part B** of the relevant FAAs, the number of Offer Shares in respect of acceptances for the Offer, which would not exceed the number of Offer Shares represented by the relevant original contract statements in respect of which the Offer is accepted. If the relevant FAAs are received by CDP without the contract statements, then the Depositors shall be **deemed to have accepted the Offer in respect of all the Offer Shares standing to the credit of the "Free Balance" of their Securities Accounts as at 5.00 p.m. on the Date of Receipt.**

If the number of Offer Shares in respect of which the Offer is accepted as inserted by such Depositors in **Part B** of the relevant FAAs exceeds the number of Offer Shares represented by the relevant original contract statements, or if no such number of Offer Shares is inserted by the Depositors in **Part B** of the relevant FAAs, then the Depositors shall **be deemed to have accepted the Offer in respect of all the Offer Shares represented by the relevant original contract statements.**

The Depositors' acceptance as aforesaid will constitute their unconditional and irrevocable undertaking and agreement to procure that the "Free Balance" of their Securities Accounts will be credited with the relevant number of such Offer Shares within 5 Market Days of the date of the relevant original contract statements. If, by 5.00 p.m. on the 5th Market Day following the date of the relevant original contract statements, the "Free Balance" of the Depositors' Securities Accounts are not credited with, or are credited with fewer than, the relevant number of Offer Shares as aforesaid, then the acceptance by the Depositors of the Offer shall be **deemed to be only in respect of such number of Offer Shares as may be standing to the credit of the "Free Balance" of the Depositors' Securities Accounts as at 5.00 p.m. on the 5th Market Day following the date of the relevant original contract statements**, provided that the acceptance by the Depositors of the Offer shall not in any event be deemed to exceed the number of Offer Shares inserted in Part B of the relevant FAAs or, if no number is inserted, the number of Offer Shares represented by the relevant original contract statements.

If, upon receipt by CDP, on behalf of the Offeror, of the relevant FAAs and the relevant original contract statements and other relevant documents, it is established that the Offer Shares represented by the relevant original contract statements will not be credited or are not in the process of being credited to the "Free Balance" of the accepting Depositors' Securities Accounts (as, for example, where the Depositors sell or have sold such Offer Shares), then such an acceptance is liable to be rejected and none of CDP, Merrill Lynch, the Offeror or UOB accepts any responsibility or liability for the consequences of such a rejection.

Depositors whose Securities Accounts are and will be credited with Offer Shares

Depositors who already have Offer Shares standing to the credit of the "Free Balance" of their Securities Accounts and who have also purchased additional Offer Shares on the SGX-ST which are in the process of being credited to their Securities Accounts, may accept the Offer in respect of both the Offer Shares standing to the credit of the "Free Balance" of their Securities Accounts as well as the additional Offer Shares purchased which are in the process of being credited to their Securities Accounts. The provisions set out above shall apply *mutatis mutandis* to such acceptances by the Depositors.

General

Depositors should note that, for the purposes of the acceptances referred to above, they may send in the original contract statements in respect of Offer Shares purchased on the SGX-ST, provided that the "Free Balance" of their Securities Accounts is credited with the relevant number of Offer Shares within 5 Market Days of the date of the relevant original contract statements.

For reasons of confidentiality, CDP will not entertain telephone enquiries relating to the number of Offer Shares credited to a Depositor's Securities Account. A Depositor can verify the number of Offer Shares credited to his Securities Account via email, if he has registered for the CDP email service. Alternatively, a Depositor may call personally at CDP with his identity card or passport to verify the number of Shares credited to his Securities Account.

The Offeror will be entitled to reject any acceptance which is not in order or which does not comply with the provisions and instructions contained herein and in the FAA or which is otherwise incomplete, incorrect, or invalid in any respect. It is the responsibility of the accepting Depositor to ensure that the FAA is properly completed in all respects. Any decision to reject the FAA on the ground that it has been incorrectly or incompletely signed, completed or submitted will be final and binding and none of CDP, Merrill Lynch, the Offeror or UOB accepts any responsibility or liability for the consequences of such a decision.

Except as specifically provided for in paragraph 2(d), this paragraph 2(e) and paragraph 2(h) of this Offer Document, acceptance of the Offer is irrevocable. An acknowledgement of receipt of the FAA will be given by CDP only if the FAA is submitted by hand at CDP's counter. No acknowledgement will be given for submissions deposited into boxes located at CDP's premises.

All communications, notices, documents and remittances to be delivered or sent to the accepting Depositors will be sent by ordinary post to their respective addresses as they appear in the records of CDP at the risk of the accepting Depositors.

In the event that the Offer becomes or is declared unconditional in accordance with its terms, payment will be sent to the accepting Depositors by ordinary post to their addresses as they appear in the records of CDP at the risk of the persons entitled thereto. CDP will send a notification letter by ordinary post to the accepting Depositors, at their addresses as they appear in the records of CDP, at such Depositors' own risk, stating the number of Offer Shares debited from their Securities Accounts.

In the event that the Offer does not become or is not declared unconditional in accordance with its terms, the relevant number of Offer Shares in respect of which the Depositors have accepted the Offer will be transferred to the "Free Balance" of their respective Securities Accounts as soon as possible but, in any event, not later than 14 days from the lapse of the Offer.

(ii) **Procedures for acceptance of the Offer by Shareholders who hold Offer Shares which are not deposited with CDP**

Shareholders who have not deposited their Offer Shares with CDP are each entitled to receive this Offer Document together with a FAT.

For any such Shareholders wishing to accept the Offer, they should complete and sign the accompanying FAT in accordance with the provisions of this Offer Document and the provisions and instructions printed on the FAT (which provisions and instructions shall be deemed to form part of the terms of the Offer) and forward, at their own risk, the duly completed and signed FAT, together with the relevant share certificate(s) and/or other document(s) of title and/or any other relevant document(s) required by the Offeror, in the enclosed pre-addressed envelope to **Tye Hua Investments Pte. Ltd., c/o Lim Associates (Pte) Ltd, 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315, so as to arrive NOT LATER THAN 3.30 p.m. on the Closing Date.**

If a Shareholder's Offer Shares are represented by share certificate(s) which are not registered in his name, the relevant share certificate(s), other document(s) of title and/or other relevant document(s) required by the Offeror must be sent together with a duly completed and signed FAT accompanied by the transfer form(s), duly completed and executed by the person registered as the holder of the Offer Shares and stamped, with the particulars of the transferee left blank (to be completed by the Offeror or a person authorised by it).

The Offeror will be entitled to reject any acceptance which is not in order or which does not comply with the instructions contained herein and in the FAT or (subject to the preceding paragraph) which is not accompanied by the relevant share certificate(s), other document(s) of title and/or other relevant document(s) required by the Offeror, or which is otherwise incomplete or invalid in any respect. It is the responsibility of the accepting Shareholder to ensure that the FAT is properly completed in all respects. Any decision to reject the FAT on the ground that it has been incorrectly or incompletely signed, completed or submitted will be final and binding and none of Lim Associates (Pte) Ltd, the Offeror, Merrill Lynch or UOB accepts any responsibility or liability for the consequences of such a decision.

Except as specifically provided for in paragraph 2(d), this paragraph 2(e) and paragraph 2(h) of this Offer Document, acceptance of the Offer is irrevocable. No acknowledgement of receipt of any FAT, share certificate(s) and/or any other document(s) including, without limitation, documents of title will be given.

All communications, notices, certificates, documents and remittances to be delivered or sent to accepting Shareholders will be sent to them (or their designated agents as they may direct or, in the case of joint accepting Shareholders who have not designated any agent, to the one first named in the Register of Members of ICB) by ordinary post to their respective addresses as they appear in the Register of Members of ICB at the risk of the persons entitled thereto (or, for the purpose of remittances only, to such different names and addresses as may be specified by the accepting Shareholders in the relevant FATs and at their own risk).

In the event that the Offer becomes or is declared unconditional in accordance with its terms, payment will be sent to the accepting Shareholders (or their designated agent or, in the case of joint accepting Shareholders who have not designated any agent, to the one first named in the Register of Members of ICB) by ordinary post to their respective addresses as they appear in the Register of Members of ICB at the risk of the persons entitled thereto (or such different names and addresses as may be specified by the accepting Shareholders in the relevant FATs and at their own risk).

In the event that the Offer does not become or is not declared unconditional in accordance with its terms, the FAT(s) and other documents will be returned at the risk of the accepting Shareholder(s) by ordinary post within 14 days of the lapse of the Offer.

(iii) **Other relevant information in respect of the procedures for acceptance**

Shareholders who hold the share certificates of some of the Offer Shares beneficially owned by them and who have deposited the rest of the Offer Shares beneficially owned by them with CDP are each required to complete a FAT in respect of the Offer Shares represented by the share certificates and a FAA in respect of the Offer Shares which are deposited with CDP, if they wish to accept the Offer in respect of all such Offer Shares. Both the FAT and the FAA must be completed and accompanied by the relevant documents and sent to the Offeror, in accordance with the respective procedures for acceptance set out in sub-paragraphs (i) and (ii) above.

Shareholders who hold the share certificates of the Offer Shares beneficially owned by them and who wish to accept the Offer in respect of such Offer Shares should not deposit their share certificates with CDP during the period commencing on the date of this Offer Document and ending on the Closing Date (both dates inclusive).

Shareholders who deposit their share certificates in respect of the Offer Shares beneficially owned by them with CDP during this period may not have their respective Securities Accounts credited with the relevant number of Offer Shares in time for them to accept the Offer.

(f) **Settlement**

Subject to the Offer becoming or being declared unconditional and to the receipt by the Offeror from the accepting Shareholders of all the relevant documents required by it which are complete in all respects and in accordance with the instructions set out in this Offer Document and in the relevant form(s) of acceptance of the Offer and, in the case of Depositors, the receipt by the Offeror of confirmations satisfactory to it that the Offer Shares stand to the credit of the "Free Balance" of their Securities Accounts at the relevant time(s),

remittances in the form of cheques for their appropriate amounts will be despatched, pursuant to Rule 30 of the Code, to the accepting Shareholders (or their designated agents, as they may direct, in the case of Shareholders whose Offer Shares are not deposited with CDP) by ordinary post and at the risk of such accepting Shareholders as soon as practicable and, in any case:-

(i) in respect of acceptances of the Offer which are complete in all respects and are received on or before the date on which the Offer becomes or is declared to be unconditional, within 21 days of that date; or

(ii) in respect of acceptances of the Offer which are complete in all respects and are received after the date on which the Offer becomes or is declared to be unconditional, but before the Offer closes, within 21 days of the date of such receipt.

(g) **Announcements**

(i) Pursuant to Rule 28.1 of the Code, by 8.00 a.m. on the Dealing Day immediately after the day on which the Offer is due to expire, or becomes or is declared unconditional as to acceptances, or is revised or extended (if applicable) (the "Relevant Day"), the Offeror will announce in the press and simultaneously inform the SGX-ST of the position. Such announcement will also state, as nearly as practicable, the total number of Offer Shares:-

(aa) in respect of which valid acceptances of the Offer have been received;

(bb) held by the Offeror and any party acting in concert with the Offeror prior to the commencement of the offer period (as defined in the Code); and

(cc) acquired or agreed to be acquired by the Offeror and any party acting in concert with the Offeror during the offer period (as defined in the Code),

and will specify the percentages of the issued share capital of ICB represented by each of these numbers.

(ii) Under Rule 28.2 of the Code, if the Offeror is unable, within the time limit to comply with paragraph 2(g)(i), the SIC will consider requesting the SGX-ST to suspend the dealings in the Shares until the relevant information is given.

(iii) In this Offer Document, references to the making of an announcement or the giving of notice by the Offeror include the release of an announcement by Merrill Lynch or by advertising agents, for and on behalf of the Offeror, to the press or the delivery of or transmission by telephone, telex, facsimile or through MASNET or otherwise, of an announcement to the SGX-ST. An announcement made otherwise than to the SGX-ST shall be notified simultaneously to the SGX-ST.

(iv) In computing the number of Offer Shares represented by acceptances, the Offeror will at the time of making an announcement take into account (a) acceptances which are valid in all respects and (b) acceptances which are duly completed and accompanied by original contract statement(s), validly issued by a member company of the SGX-ST in the name of the accepting Shareholder in respect of the purchase by the accepting Shareholder of the Offer Shares which are deposited with CDP (subject to the credit of the "Free Balance" of the accepting Depositor's Securities Account with CDP with the relevant number of such Offer Shares within 5 Market Days of the date of the relevant original contract statements).

(h) **Right of Withdrawal**

Subject to paragraph 2(d), paragraph 2(e) and this paragraph 2(h) as well as Rule 29 of the Code, acceptances of the Offer shall be irrevocable.

If the Offer has become or been declared unconditional as to acceptances, but the Offeror fails by 3.30 p.m. on the Relevant Day to comply with any of the requirements of Rule 28.1 of the Code, then immediately thereafter any Shareholder accepting the Offer shall be entitled to withdraw his acceptance by written notice to the Offeror at its registered office. Subject to paragraph 2(d)(iii) above, this right of withdrawal may be terminated not less than 8 days after the Relevant Day by the Offeror confirming (if that be the case) that the Offer is still unconditional as to acceptances and complying with Rule 28.1 of the Code. For the purposes of paragraph 2(d)(ii) above, the period of 14 days first referred to therein will run from the date of such confirmation (if given), or the date on which the Offer would otherwise have expired, whichever is later.

An accepting Shareholder shall be entitled to withdraw his acceptance in any case after the expiry of 14 days from the first closing date of the Offer, if the Offer has not by such expiry date become or been declared unconditional. Such entitlement to withdraw shall be exercisable until such time as the Offer becomes or is declared to be unconditional.

In a competitive situation, if one offer becomes unconditional as to acceptances, then Shareholders who have tendered their acceptances for the other offer (the "unsuccessful offer") can, if they wish, immediately withdraw their acceptances for the unsuccessful offer.

3. INFORMATION ON THE OFFEROR AND UOB

(a) Offeror

The Offeror was incorporated in the Republic of Singapore on 18 January 2002. The Offeror is principally an investment holding company and has an issued and paid-up share capital of S$2.00 divided into 2 ordinary shares of S$1.00 each. The directors of the Offeror are Wee Ee Cheong and Koh Beng Seng.

The Offeror is a wholly-owned subsidiary of UOB, a company listed on the Main Board of the SGX-ST.

Additional information on the Offeror is set out in Appendix I of this Offer Document.

(b) UOB

UOB was incorporated in Singapore in 1935 under the name The United Chinese Bank Limited pursuant to Ordinance No. 155 (Companies). It adopted its present name in 1965. The UOB Group provides a wide range of financial services through its global network of branches, offices and subsidiaries. These services include personal financial services, private banking, trust services, commercial banking, corporate banking, corporate finance, capital market activities, treasury services, asset management, venture capital management, general insurance and life assurance. It also offers stockbroking services through its associate, UOB-Kay Hian Holdings Limited. Through its other subsidiaries and associates (principally, the United Overseas Land group of companies and the Haw Par group of companies), the UOB Group also has diversified interests in travel, leasing, property development, hotel management, healthcare, manufacturing and general trading.

Additional information on UOB is set out in Appendix II of this Offer Document.

4. INFORMATION ON ICB

ICB was incorporated in Singapore as a public limited company in 1953. ICB is a full licence bank providing an extensive range of commercial banking and financial services through its network of 10 branches in Singapore. ICB is a subsidiary of UOB.

As at the Latest Practicable Date, ICB has an authorised share capital of S$500,000,000 comprising 500,000,000 shares and an issued and paid-up capital of S$168,292,906 comprising 168,292,906 Shares. The Shares have been listed on the SGX-ST since 1978.

The directors of ICB are Wee Cho Yaw, Wee Ee Cheong, Koh Beng Seng, Ho Sim Guan, Tang See Chim, Yang Soo Suan, Wong Meng Meng, John C Dean Jr, Sim Wong Hoo, Yeo Liat Kok Phillip and Cham Tao Soon.

5. RATIONALE FOR THE OFFER AND FUTURE PLANS FOR ICB

(a) Rationale for the Offer

The Offer is being made in order to enable UOB to privatise ICB. The liberalisation of the financial sector in Singapore in recent years has resulted in the entry of more foreign banks into an already competitive domestic market. To compete effectively, banks need to attain sufficient scale in their operations and capability. Taking ICB private will give UOB more flexibility in managing the resources of ICB within the UOB Group. At the same time, it will enable ICB to benefit from the economies of scale that will arise from being fully integrated within the UOB Group.

The trading liquidity of the Shares has been low, with an average daily trading volume of approximately 18,307 Shares over the past 12 months, representing 0.01 per cent. of the total issued share capital of ICB as at the Announcement Date. UOB believes that the Offer represents an attractive and equitable proposition for Shareholders. The Offer gives Shareholders the opportunity to realise their investment for a cash consideration which is at a premium of 8.7 per cent. to the closing share price of ICB on 14 March 2002, the Last Pre-Announcement Trading Day.

In the context of the above, UOB has decided to make the Offer through the Offeror with a view to making ICB its wholly-owned subsidiary.

(b) Future Plans for ICB

UOB intends to make ICB a wholly-owned subsidiary of UOB and intends to continue with the existing activities of ICB. Following the completion of the Offer, the Offeror intends to integrate ICB into the UOB Group, providing UOB with more flexibility in managing the resources of ICB within the UOB Group, and rationalising ICB's operations with those of UOB. In conjunction with this integration, UOB intends to conduct a review of ICB, including an analysis of the human resource requirements of ICB post-integration with UOB, it being the intention that this review process be conducted with a view to maintaining continuity and minimising disruption. Throughout this integration process, UOB would seek to retain the best talent to continue to increase shareholder value and improve customer service going forward.

6. EVALUATION OF THE OFFER

(a) Market Quotations

The Offer Price of S$5.60 per Offer Share represents:-

(i) a premium of approximately 8.7 per cent. to the last transacted price per Share on the SGX-ST of S$5.15 as of 14 March 2002, the Last Pre-Announcement Trading Day;

(ii) a premium of approximately 11.8 per cent. to the average of the last transacted prices per Share on the SGX-ST of S$5.01 over the 30 market day period from 30 January 2002 to 14 March 2002, the Last Pre-Announcement Trading Day;

(iii) a premium of approximately 15.1 per cent. to the average of the last transacted prices per Share on the SGX-ST of S$4.87 over the 60 market day period from 14 December 2001 to 14 March 2002, the Last Pre-Announcement Trading Day; and

(iv) a premium of approximately 18.0 per cent. to the average of the last transacted prices per Share on the SGX-ST of S$4.75 over the 90 market day period from 1 November 2001 to 14 March 2002, the Last Pre-Announcement Trading Day.

(b) **NTA**

The Offer Price represents a premium of approximately 0.5 per cent. to the audited NTA of ICB of S$5.57 per Share as at 31 December 2001.

(c) **Earnings**

The Offer Price represents a price-earnings multiple of approximately 11.6 times, based on the audited earnings of ICB of 48.2 cents per Share for the financial year ended 31 December 2001.

The information on the NTA and earnings of ICB in paragraphs 6(b) and 6(c) above is obtained from ICB's announcement on 31 January 2002 of its audited results for the financial year ended 31 December 2001.

7. **COMPULSORY ACQUISITION AND DELISTING**

It is the intention of the Offeror to make ICB its wholly-owned subsidiary. It is therefore not the intention of the Offeror to preserve the listing of ICB on the SGX-ST.

Under the provisions of the Listing Manual, in the event that the Offeror and any party acting in concert with it should, as a result of the Offer or otherwise, own or control more than 90 per cent. of the issued share capital of ICB, the SGX-ST will suspend the listing of the Shares on the Main Board of the SGX-ST until such time as it is satisfied that at least 10 per cent. of the Shares are held by at least 1,000 Shareholders who are members of the public. As it is the intention of the Offeror to make ICB its wholly-owned subsidiary, the Offeror does not intend to undertake any placement of Shares to comply with the SGX-ST shareholding spread requirement in such an event.

Pursuant to Section 215(1) of the Act, in the event that the Offeror receives acceptances of the Offer representing not less than 90 per cent. of the Shares (other than those already held by the Offeror, its subsidiaries and their respective nominees as at the date of the Offer), the Offeror will be entitled to exercise the right of compulsory acquisition of all the Shares held by Shareholders who have not accepted the Offer at a price equal to the Offer Price. In view of the irrevocable undertaking given by UOB to accept the Offer in respect of an aggregate of 147,173,247 Offer Shares, the Offeror will receive a minimum level of acceptances representing approximately 87.45 per cent. of the issued share capital of ICB as at the Latest Practicable Date. Therefore, the Offeror will be entitled, and it intends, to exercise its rights of compulsory acquisition in the event that it receives additional acceptances of the Offer representing approximately 2.55 per cent. of the issued share capital of ICB as at the close of the Offer (assuming that there is no change in the issued share capital of ICB after the Latest Practicable Date).

Subsequent to such compulsory acquisition, ICB will become a wholly-owned subsidiary of the Offeror and will be delisted from the Main Board of the SGX-ST. The Offer is therefore an opportunity for Shareholders to realise their Shares at the Offer Price as soon as practicable.

It should be noted that Shareholders who have not accepted the Offer have a corresponding right, pursuant and subject to Section 215(3) of the Act, to require the Offeror to acquire their Shares at a price equal to the Offer Price in the event that the Offeror (or its nominees) acquire, pursuant to the Offer, such number of Shares which, together with Shares held by it or its nominees, comprise 90 per cent. or more of the issued share capital of ICB. Shareholders who have not accepted the Offer and who wish to exercise their rights under Section 215(3) of the Act should seek independent legal advice.

8. CONFIRMATION OF FINANCIAL RESOURCES

Merrill Lynch, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy full acceptance of the Offer by the Shareholders.

9. OVERSEAS SHAREHOLDERS

(a) Overseas Shareholders

The availability of the Offer to Shareholders whose addresses are outside Singapore, as shown on the Register of Members of ICB (each, an "Overseas Shareholder") may be affected by the laws of the relevant overseas jurisdictions. Accordingly, any Overseas Shareholder should inform himself about and observe any applicable legal requirements. This Offer Document, the FAAs and the FATs have not been and will not be sent to any Overseas Shareholder due to the potential restrictions on sending such documents into the relevant overseas jurisdictions. For the avoidance of doubt, the Offer is made to all Shareholders, including those to whom this Offer Document, the FAAs and the FATs have not been, or will not be, sent.

(b) Copies of Offer Document

Overseas Shareholders may obtain copies of this Offer Document, the FAAs, the FATs and any related documents, during normal business hours and up to the Closing Date, from the office of Tye Hua Investments Pte. Ltd. at 80 Raffles Place, #04-00 UOB Plaza 1, Singapore 048624. Alternatively, an Overseas Shareholder may write in to Tye Hua Investments Pte. Ltd. at the above address to request for this Offer Document, the FAAs, the FATs and any related documents to be sent to an address in Singapore by ordinary post at the Overseas Shareholder's own risk, up to three Market Days prior to the Closing Date. It is the responsibility of any Overseas Shareholder who wishes to request for this Offer Document, the FAAs, the FATs and any related documents to satisfy himself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consent which may be required, and compliance with all necessary formalities or legal requirements. In requesting for this Offer Document, the FAAs, the FATs and any related documents, the Overseas Shareholder represents and warrants to the Offeror that he is in full observance of the laws of the relevant jurisdiction in that connection, and that he is in full compliance with all necessary formalities or legal requirements.

(c) Notice

The Offeror and UOB each reserves the right to notify any matter, including the fact that the Offer has been made, to any or all Shareholders with a registered address outside Singapore by announcement or paid advertisement in a daily newspaper published and circulated in Singapore, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any Shareholder to receive or see such announcement or advertisement.

(d) Foreign Jurisdiction

It is the responsibility of any Overseas Shareholder who wishes to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consent which may be required, and compliance with all necessary formalities or legal requirements. Any Overseas Shareholder who is in any doubt about his position should consult his professional adviser in the relevant jurisdiction. In accepting the Offer, the Overseas Shareholder represents and warrants to the Offeror that he is in full observance of the laws of the relevant jurisdiction in that connection, and that he is in full compliance with all necessary formalities or legal requirements.

10. **DIRECTORS' RESPONSIBILITY STATEMENT**

The issue of this Offer Document has been approved by all the directors of the Offeror and UOB (including those who may have delegated detailed supervision of this Offer Document) who have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Offer Document are fair and accurate, and that no material facts have been omitted from this Offer Document, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, in relation to ICB and its subsidiaries and associated companies), the sole responsibility of the directors of the Offeror and UOB has been to ensure through reasonable enquiries that such information has been accurately extracted from such sources or, as the case may be, reflected or reproduced in this Offer Document.

11. **GENERAL**

Any omission relating to the despatch of this Offer Document, the FAAs and the FATs or any notice or announcement required to be given under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made or should be made shall not invalidate the Offer in any way.

The Offer, this Offer Document, the FAAs and the FATs, all acceptances of the Offer, all contracts made pursuant thereto and all actions taken or made or deemed to be taken or made in relation to any of the foregoing shall be governed by, and construed in accordance with the laws of Singapore, and the Offeror and the accepting Shareholders submit to the non-exclusive jurisdiction of the courts of Singapore. A person who is not party to any contract made pursuant to the Offer, this Offer Document, the FAAs and the FATs has no rights under the Contracts (Rights of Third Parties) Act 2001 to enforce any term of such contracts.

The Offeror and Merrill Lynch reserve the right to treat acceptance of the Offer as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as stated herein or in the FAAs or the FATs, or if made otherwise than in accordance with the provisions herein and with the provisions and instructions printed on the FAAs and the FATs.

The views of the independent directors of ICB and the independent financial adviser of ICB on the Offer will be made available to you in due course and in any event within 14 days of the posting of this Offer Document. You may wish to consider their views before taking any decision on the Offer.

Additional general information is provided in Appendix III of this Offer Document.

Your attention is drawn to Appendices I to III which form part of this Offer Document.

Yours faithfully,
For and on behalf of
Merrill Lynch (Singapore) Pte. Ltd.

Tracey Woon
Managing Director

APPENDIX I – ADDITIONAL INFORMATION ON THE OFFEROR

1. **Directors**

The names, addresses and descriptions of all the directors of the Offeror as at the Latest Practicable Date are as follows:-

Name	Address	Description
Wee Ee Cheong	5 Camden Park Singapore 299795	Director
Koh Beng Seng	1A Surrey Road #09-00 Star Mansions Singapore 307741	Director

2. **Principal Activities and Share Capital**

The Offeror was incorporated in the Republic of Singapore on 18 January 2002. The Offeror is principally an investment holding company and has an issued and paid-up share capital of S$2.00 divided into 2 ordinary shares of S$1.00 each. The directors of the Offeror are Wee Ee Cheong and Koh Beng Seng.

The Offeror is a wholly-owned subsidiary of UOB, a company listed on the Main Board of the SGX-ST.

3. **Financial Summary**

As the Offeror was incorporated on 18 January 2002, no audited financial statements of the Offeror have been prepared to date. Save as a result of making and financing the Offer, there have been no publicly known material changes in the financial position of the Offeror since its incorporation.

4. **Registered Office**

The registered office of the Offeror is at 80 Raffles Place, UOB Plaza, Singapore 048624.

1. Directors

The names, addresses and descriptions of all the directors of UOB as at the Latest Practicable Date are as follows:-

Name	Address	Description
Wee Cho Yaw	2 Jalan Asuhan Singapore 299323	Chairman & Chief Executive Officer
Lee Hee Seng	103 Gallop Park Road Singapore 258997	Senior Deputy Chairman
Wee Ee Cheong	5 Camden Park Singapore 299795	Deputy Chairman & President
Koh Beng Seng	1A Surrey Road #09-00 Star Mansions Singapore 307741	Deputy President
Ho Sim Guan	47 Ridout Road Singapore 248445	Director
Ngiam Tong Dow	4 Chestnut Avenue Singapore 679490	Director
Wong Yuen Weng Ernest	50 Draycott Park #12-01 The Draycott Singapore 259396	Director
Wong Meng Meng	6A Rochalie Drive Singapore 248236	Director
John C Dean Jr	302 Old La Honda Road Woodside, CA 94062 USA	Director
Sim Wong Hoo	5 Chestnut Terrace Singapore 679123	Director
Yeo Liat Kok Phillip	55 West Coast Park Singapore 127662	Director
Dr Cham Tao Soon	10 First Avenue Singapore 268745	Director
Tan Kok Quan	12 Bishopsgate Singapore 249984	Director
Professor Lim Pin	2 Jalan Harum Singapore 268476	Director
Margaret Lien Wen Hsien	"E" Holland Park Singapore 249472	Director
Ng Boon Yew	24 Fernhill Crescent Singapore 259178	Director

2. **Principal Activities and Share Capital**

UOB was incorporated in Singapore in 1935 under the name The United Chinese Bank Limited pursuant to Ordinance No. 155 (Companies). It adopted its present name in 1965. The UOB Group provides a wide range of financial services through its global network of branches, offices and subsidiaries. These services include personal financial services, private banking, trust services, commercial banking, corporate banking, corporate finance, capital market activities, treasury services, asset management, venture capital management, general insurance and life assurance. It also offers stockbroking services through its associate, UOB-Kay Hian Holdings Limited. Through its other subsidiaries and associates (principally the United Overseas Land group of companies and the Haw Par group of companies), the UOB Group also has diversified interests in travel, leasing, property development, hotel management, healthcare, manufacturing and general trading.

As at the Latest Practicable Date, the authorised share capital of UOB is S$3,000,000,000 comprising 3,000,000,000 ordinary shares of S$1.00 each. Its issued and paid-up share capital is S$1,571,421,625 comprising 1,571,421,625 ordinary shares.

3. **Financial Summary**

Set out below is the selected audited financial data of the UOB Group. The financial data is based on the audited financial statements of the UOB Group for the financial years ended 31 December 1999, 2000 and 2001, adjusted as indicated in Notes (1) and (6) below. These financial statements were prepared in accordance with Singapore Statements of Accounting Standard.

	For the Financial Year Ended 31 December		
(S$ million unless otherwise stated)	**1999**	**2000**	**2001**
Income before operating expenses	1,785 (1)	1,903 (1)	2,224
Operating profit before goodwill amortisation and provisions	1,204 (1)	1,152 (1)	1,350
Goodwill amortisation (2)	—	—	48
Provisions	250 (1)	91 (1)	165
Exceptional expense (3)	—	—	12
Profit before taxation	1,026	1,186	1,198
Profit after taxation	775	912	929
Minority interests (debit)/credit	(15)	*	(4)
Net profit attributable to members	760	913	925
Earnings per share (cents)	72	87	77
Net dividends per share (cents) (4)(5)	39.86	30.05	30.20
Net tangible assets backing per share (S$) (6)	6.23	6.62	5.65

* Credit of S$435,000

Notes:

(1) The figures have been adjusted to conform with changes in presentation for the financial year ended 31 December 2001.

(2) For the financial year ended 31 December 2001, goodwill was capitalised and amortised on a straight-line basis over its useful economic life up to a maximum of 20 years. Prior to 1 January 2001, goodwill was written off in full against reserves in the year of acquisition. As permitted by the revised Singapore Statement of Accounting Standard 22, the change in accounting policy has not been accounted for retrospectively.

(3) This relates to restructuring costs incurred as a result of the acquisition of Overseas Union Bank Limited.

(4) Net dividends represent the total net dividends declared or proposed in respect of each of the financial years.

(5) Net dividends in respect of the financial year ended 31 December 1999 includes the special tax exempt bonus dividend of 25 cents per share.

(6) The net tangible assets backing per share for the financial years ended 31 December 1999 and 31 December 2000 have been adjusted for the effects of a change in accounting policy in respect of dividends. Effective from 1 January 2001, dividends are recognised in equity in the period in which they are declared. Prior to 1 January 2001, dividends proposed or declared after the balance sheet date were recognised as liabilities in the financial year in respect of which the dividends were proposed or declared.

A summary of the selected financial data of the UOB Group for the financial years ended 31 December 1999 and 31 December 2000, as disclosed in the 2000 annual report of UOB, is set out below. The following summary financial information should be read together with the audited financial statements of the UOB Group for the relevant years and related notes thereto:-

	For the Financial Year Ended 31 December	
(S$ million unless otherwise stated)	**1999**	**2000**
Income before operating expenses	1,788	1,905
Operating profit before provisions	1,207	1,154
Provisions	253	93
Profit before taxation	1,026	1,186
Profit after taxation	775	912
Minority interests (debit)/credit	(15)	*
Net profit attributable to members	760	913
Earnings per share (cents)	72	87
Net dividends per share (cents) [1][2]	39.86	30.05
Net tangible assets backing per share (S$)	5.89	6.43

* Credit of S$435,000

Notes:

(1) Net dividends represent the total net dividends declared or proposed in respect of each of the financial years.

(2) Net dividends in respect of the financial year ended 31 December 1999 includes the special tax exempt bonus dividend of 25 cents per share.

4. **Statement of Assets and Liabilities**

A summary of the audited statement of assets and liabilities of the UOB Group, based on its audited consolidated balance sheet as at 31 December 2001 is set out below:-

	As at the Financial Year Ended 31 December
(S$ million)	**2001**
Issued and paid-up capital	1,571
Minority interests	399
Total shareholders' funds	12,654
Total assets	113,310
Loans and advances, net of provisions[1]	60,892
Total deposits [2]	92,545
Deposits of non-bank customers	74,452

Notes:

(1) Including trade bills.

(2) Including deposits of banks and agents.

5. **Material Changes in Financial Position**

Save as disclosed in this Offer Document, there are no publicly known material changes in the financial position of the UOB Group since the last audited financial statements for the financial year ended 31 December 2001, which was announced on 8 March 2002.

6. **Registered Address**

The registered office of UOB is 80 Raffles Place, UOB Plaza, Singapore 048624.

1. **Disclosure of Interests**

(a) As at the Latest Practicable Date, the directors of the Offeror and persons acting or deemed to be acting in concert with the Offeror own, control or have agreed to acquire such number of Shares as follows:-

Name	Number of Shares Held
Chye Hin Pte Ltd	50,000
Fong Cheng Kee	1,500
Ho Chui Luan Sheila [(1)]	15,000
Ho Han Keng [(1)]	10,000
Ho Han Leong Calvin [(1)]	31,000
Ho Han Seng [(1)]	10,000
Ho Han Siong Christopher [(1)]	13,000
Mrs Josephine Ho [(1)]	2,000
Ho Sim Guan	7,000
Hong Wai Ching [(2)]	4,000
K.I.P. Inc	426,500
Lee Siew Fong [(3)]	4,000
Lo Ping	2,000
Phoebus International Limited	356,000
Providence Investments Pte Ltd	5,000
Tan Nguk Theng [(4)]	1,000
Tan Tor Cher John	2,000
Tang See Chim	67,500
United Overseas Bank Limited	147,173,247
Wee Wei Ling [(5)]	21,000
Wong Lup Khei Joseph	10,000
Yang Soo Suan	5,000

Notes:

(1) Close relatives of Ho Sim Guan

(2) Close relative of Loh Hong Kit David

(3) Close relative of Ho Cheok Cheng Alan

(4) Close relative of Lo Ping

(5) Close relative of Wee Cho Yaw, Wee Ee Cheong, Wee Ee Chao, Wee Ee Lim and Tan Deng Lang

(b) Based on disclosures made to the Offeror as at the Latest Practicable Date, none of the Offeror, the directors of the Offeror or any parties acting or deemed to be acting in concert with the Offeror has dealt for value in any Shares during the period commencing 6 months prior to 15 March 2002 (being the Announcement Date) and ending on the Latest Practicable Date.

(c) Save as disclosed in this Offer Document, as at the Latest Practicable Date, no person has given any irrevocable undertaking to the Offeror or any party deemed to be acting in concert with it to accept or reject the Offer.

(d) Save as disclosed in this Offer Document, as at the Latest Practicable Date, neither the Offeror nor any party acting or deemed to be acting in concert with it has entered into any arrangement of the kind referred to in Note 7 on Rule 12 of the Code, including indemnity or option arrangements, nor any agreement or understanding, formal or informal, of whatever nature, relating to the Shares which may be an inducement to deal or refrain from dealing in the Shares.

(e) Save as disclosed in this Offer Document, as at the Latest Practicable Date, there is no agreement, arrangement or understanding between the Offeror or any party acting in concert with it and any of the present or recent directors of ICB or the present or recent Shareholders that has any connection with or is dependent upon the Offer.

(f) As at the Latest Practicable Date, there is no agreement, arrangement or understanding whereby any of the Offer Shares acquired by the Offeror pursuant to the Offer will or may be transferred to any other persons. However, the Offeror reserves the right to transfer any of the Offer Shares to any of its related corporations.

(g) There is no agreement, arrangement or understanding between the Offeror or any party acting in concert with it and any director of ICB or the Offeror whereby the total emoluments received or to be received by the directors of ICB or the Offeror will be affected as a direct consequence of the Offer.

(h) The Offer is not conditional upon ICB approving or consenting to any payment or other benefit being made or given to any director of ICB or to any director of any corporation which is by virtue of Section 6 of the Act deemed to be related to ICB, as compensation for loss of office or as consideration for, or in connection with, his retirement from office.

2. **General**

(a) As far as the directors of the Offeror are aware, there has been no material change in the information set out in Appendix I of this Offer Document as at the Latest Practicable Date.

(b) Merrill Lynch has given and has not withdrawn its written consent to the issue of this Offer Document with the inclusion herein of its letter to Shareholders and the references to its name in the form and context in which it appears in this Offer Document.

(c) All costs and expenses of or incidental to the preparation and circulation of this Offer Document, the FAA and the FAT (other than professional fees and other costs incurred or to be incurred by ICB relating to the Offer and any revision thereof) and stamp duty and transfer fees resulting from acceptances of the Offer will be paid by the Offeror.

(d) Save for the information of ICB which is publicly available (including the unaudited results for the 6 months ended 30 June 2001 announced on 3 August 2001, the audited results for the financial year ended 31 December 2001 announced on 31 January 2002, and the announcement on 6 March 2002 of the books closure dates and payment dates for the final dividend), there has not been, within the knowledge of the Offeror, any material change in the financial position or prospects of ICB since 31 December 2000, being the date of the last balance sheet of ICB laid before members of ICB in general meeting.

(e) There is no restriction in the Memorandum and Articles of Association of ICB on the right to transfer any Shares which has the effect of requiring the holders of such Shares before transferring them, to offer them for purchase to members of ICB or to any other person.

3. **Market Quotations**

The high, low and last transacted prices and transacted volume of the Shares on the SGX-ST on a monthly basis from September 2001 to February 2002 as reported in Bloomberg and on a daily basis from 1 March 2002 to the Latest Practicable Date, as reported in Bloomberg, are set out below:-

	High S$	Low S$	Last done S$	Volume of Shares Traded '000
Monthly Trades				
2001				
September	4.86	4.04	4.28	318
October	4.50	4.24	4.44	129
November	4.52	4.30	4.52	130
December	4.70	4.50	4.68	143
2002				
January	4.86	4.68	4.84	833
February	5.10	4.84	5.05	567
Daily Trades				
March 1	5.00	5.00	5.00	21
2	Saturday			
3	Sunday			
4	5.05	5.00	5.00	18
5	5.10	5.00	5.10	44
6	5.10	5.05	5.10	19
7	5.10	5.05	5.10	17
8	5.10	5.10	5.10	14
9	Saturday			
10	Sunday			
11	5.40	5.15	5.15	7
12	5.20	5.10	5.15	20
13	5.15	5.15	5.15	11
14 (Last Pre-Announcement Trading Day)	5.15	5.15	5.15	7
15 (Announcement Date)	Suspended			
16	Saturday			
17	Sunday			
18	5.55	5.50	5.55	156
19	5.55	5.55	5.55	47
20	5.55	5.50	5.55	24
21	5.55	5.55	5.55	3
22	5.60	5.55	5.60	46
23	Saturday			
24	Sunday			
25	5.55	5.55	5.55	5
26 (Latest Practicable Date)	5.60	5.60	5.60	1

Source: Bloomberg

During the period commencing 6 months prior to 15 March 2002 (being the Announcement Date) and ending on the Latest Practicable Date, the highest closing price was S$5.60 per Share, transacted on 22 March 2002 and 26 March 2002, and the lowest closing price was S$4.18 per Share, transacted on 26 September 2001. The closing price on (i) the Last Pre-Announcement Trading Day was S$5.15 per Share and (ii) the Latest Practicable Date was S$5.60 per Share.

4. **Documents for Inspection**

Copies of the following documents may be inspected at 80 Raffles Place, 4th Floor, UOB Plaza 1, Singapore 048624 during normal business hours while the Offer remains open for acceptances:-

(a) the Memorandum and Articles of Association of the Offeror;

(b) the annual reports of UOB for each of the last two financial years ended 31 December 1999 and 2000;

(c) the audited results of UOB for the financial year ended 31 December 2001 (as announced by UOB on 8 March 2002);

(d) the irrevocable letter of undertaking dated 15 March 2002 from UOB to accept the Offer; and

(e) the letter of consent from Merrill Lynch referred to in paragraph 2(b) above.

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